UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

June 20, 2019

(Date of Report (Date of earliest event reported))

FUNDRISE GROWTH EREIT III, LLC

(Exact name of registrant as specified in its charter)

Delaware	83-2162909
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.          Other Events

Asset Updates

Controlled Subsidiary Investment – NP 84, LLC

On April 1, 2019, we directly acquired ownership of a “majority-owned subsidiary”, NP 84, LLC (“NP 84”) for a purchase price of $5,747,500, which is the initial stated value of our equity interest in the NP 84 Controlled Subsidiary (the “NP 84 Growth eREIT III Investment”).  Inclusive of the NP 84 Growth eREIT III Investment, NP 84 was capitalized with $45,980,000 in equity contributions from us and other eREITs managed by our manager. NP 84 used this capital to acquire from Fundrise Lending, LLC (“Fundrise Lending”), a wholly-owned subsidiary of our sponsor, a first mortgage bridge loan with a maximum principal balance of $45,980,000 (the “RSE- MOTG Senior Loan”). The borrower, WP MOTG-TXMF Owner, LLC (“MOTG”), a Delaware limited liability company, used the loan proceeds to acquire Mansfield on the Green, a single garden-style multifamily property totaling 308 units located at 250 N State Hwy 360, Mansfield, TX 76063 (the RSE- MOTG Property). The borrower has since raised new equity and refinanced the property with a new senior loan. Consequently on June 20, 2019, MOTG paid off the RSE-MOTG Senior Loan. All interest payments have been paid in full during the loan term, and the loan has yielded an internal rate of return of approximately 8.5% through June 20, 2019.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated December 21, 2018, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov.  Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE GROWTH EREIT III, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date:         June 26, 2019